ELEPHANT & CASTLE GROUP INC.
Quarterly Report
Thirteen Weeks Ended April 1, 2007

MANAGEMENT’S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Overview

The Company owns, operates and franchises casual full service brand name restaurants in the United States and Canada. Its principal brand is “Elephant and Castle.”

Revenues are generated from two main sources:

  Food and beverage sales from Company owned and operated (“Corporate”) stores; and

  Franchise fees and other franchise income.

The casual dining industry is highly competitive. Profitability is susceptible to changes in economic conditions, consumer taste and lifestyle, government regulations, and fluctuating commodity prices.

The Company focuses on four key areas which are the main drivers of its profitability:

(a)	Sales growth from comparable restaurants;
(b)	Operating costs and margins in corporate restaurants;
(c)	Development of new corporate restaurants in order to expand the Company’s earnings base; and
(d)	Control of general and administrative expenses.

Thirteen weeks ended April 1, 2007 vs. Thirteen weeks ended March 26, 2006

During the thirteen weeks ended April 1, 2007, the Company saw strong comparable store sales and profit growth from both US and Canadian operations, reflecting improved operational standards and continuing favorable economic conditions in both markets. Comparisons with available market data suggest that the Company’s growth in comparable US store sales has exceeded the average for the casual dining sector by approximately 4.0% for the 3 months ended April 1, 2007. (Source: KnappTrack).

During the thirteen weeks ended April 1, 2007, the Company generated Earnings Before Interest, Tax, Depreciation, Amortization and Loss/(Gain) on Foreign Exchange (“EBITDAFE”) of US$937,000 which represents a 35% increase on the prior year when EBITDAFE was US$696,000. EBITDAFE is a non-GAAP term, but the Company believes it to be a good measure of underlying business performance. Loss/(Gain) on Foreign Exchange has been excluded since these losses/(gains) largely relate to the translation of the Company’s Canadian dollar denominated debt, rather than to trading activities, and are also extremely sensitive to relatively small movements in period end exchange rates. Impairment of long-lived assets has been excluded since it represents accelerated depreciation. The following table provides a reconciliation between Net Income (Loss) and EBITDAFE:

US$000	Q1 2007	Q1 2006	Q1 2005

Income (Loss) Before Income Taxes	(315)	(540)	(757)
Add back:
Interest on Long-Term Debt	706	715	653
(Gain) Loss on Foreign Exchange	108	9	91
Amotization	438	512	318
Restaurant Closing Costs	0	0	0
Impairment of Long-Lived Assets	0	0	0

EBITDAFE	937	696	305

The Company presents its consolidated financial statements in Canadian GAAP, and provides reconciliations to US GAAP where required.

Sales

Sales increased during the thirteen weeks ended April 1, 2007 to $9,372,000 from $8,243,000 in 2006. The year on year increase in sales of $1,129,000 is comprised of:

US$
Increase in sales from same US stores (+5.1%)	238,000
Increase in sales from same Canadian stores (+8.4%)	266,000
Consolidation of Canadian sales at higher exchange rate	(51,000)
Share of sales from San Francisco joint venture	(2,000)
Impact of new store (Chicago-Wabash)	702,000
Changes in other income	(24,000)

Total change in sales versus 2006	1,129,000

For the seven US Corporate locations open throughout both years, sales for the 2007 period were $4,943,000, which represents an increase of 5.1% compared to the prior year. Five of seven US same corporate stores showed year on year growth (Seattle +18.0%; Washington, D.C. +16.4%; Boston +12.5%; Chicago – Huron +5.0%; Philadelphia +0.4%)

For the seven Canadian corporate locations fully open throughout both periods, sales for the thirteen weeks ended April 1, 2007 totaled CDN$4,042,000 and increased 8.4% compared to the thirteen weeks ended March 26, 2006. Five of the seven stores (Toronto - King Street +25.8%; Toronto – Yonge Street +16.8%; Edmonton Eaton Centre +8.9%; Winnipeg +6.2%; Rosie’s on Robson +4.2%) showed year on year sales increases.. Toronto – King Street has experienced increased sales following the refurbishment of its Office Bar, completed in the second quarter of 2006.

Net Loss

For the thirteen weeks ended April 1, 2007, the Company generated a net loss of $364,000 compared to a net loss of $600,000 for the thirteen week period in 2006. The current year loss includes a loss on foreign exchange of $108,000 (2006 - $9,000 loss), and interest costs of $706,000 (2006 - $715,000) reflecting the Company’s funding structure. Losses per common share for the current period were $0.06, versus a loss per common share of $0.10 in 2006. The weighted average number of common shares outstanding increased from 5,906,134 in 2006 to 6,052,369 in 2007, reflecting the purchase of common shares by Management during 2006 in accordance with the Company’s funding.

Income from Restaurant Operations

The Company generated income from restaurant operations of $1,327,000 for the thirteen weeks ended April 1, 2007 compared to $965,000 for the same period in 2006. The increase versus 2006 of $362,000 is comprised of:
US$

Increase in income from same US stores	172,000
Increase in income from same Canadian stores	171,000
Impact of foreign exchange	(8,000)
Income from San Francisco store	(1,000)
Impact of new store (Chicago-Wabash)	57,000
Changes in other income	(29,000)

Total change in income versus 2006	362,000

The Company opened a new corporate store at the end of November 2006, a third store in Chicago, IL (North Wabash Street) which has added $57,000 to Income from Restaurant Operations in the current quarter.

Same Store Performance

The following tables show same store sales and profit performance for US and Canadian stores for the thirteen weeks ended April 1, 2007 versus the thirteen weeks ended March 26, 2006 (in local currency):

US same stores (US$000)
	Q1	% of	Q1	% of
	2007	sales	2006	sales

SALES	4,943		4,705

RESTAURANT EXPENSES
Food and Beverage Costs	1,217	24.6%	1,141	24.3%
Restaurant Operating Expenses
Labor	1,559	31.5%	1,497	31.8%
Occupancy and Other	1,247	25.2%	1,176	25.0%
Amortization	249	5.0%	397	8.4%
Loss on Asset Disposal	5	0.1%	0	0.0%

	4,277	86.5%	4,211	89.5%

INCOME FROM RESTAURANT
OPERATIONS	666	13.5%	494	10.5%

CDN same stores (CDN$000)
	Q1	% of	Q1	% of
	2007	sales	2006	sales

SALES	4,042		3,730

RESTAURANT EXPENSES
Food and Beverage Costs	1,188	29.4%	1,090	29.2%
Restaurant Operating Expenses
Labor	1,206	29.8%	1,165	31.2%
Occupancy and Other	939	23.2%	945	25.3%
Amortization	108	2.7%	131	3.5%

	3,441	85.1%	3,331	89.3%

INCOME FROM RESTAURANT
OPERATIONS	601	14.9%	399	10.7%

Food and Beverage Costs

Overall, food and beverage costs, as a percentage of sales, increased to 26.2% for the thirteen weeks ended April 1, 2007, compared to 25.8% for the thirteen weeks ended March 26, 2006.

Increased produce prices caused by poor weather has put pressure on food costs throughout the industry.

Labor and Benefits Costs

Labor and benefits decreased from 31.4% of sales in 2006 to 30.6% in the current period.

Same store percentage was below last year for Canada, reflecting higher sales volumes and good cost control, despite minimum wage increases in Ontario and Manitoba which impacted four of the seven Canadian stores. In the US, same store percentage of sales was broadly flat versus the prior year.

Occupancy and Other Operating Costs

Occupancy and other operating expenses as a percentage of sales decreased to 24.3% from 24.9% in the same period last year.

In same stores, costs as a percent of sales were lower in both markets, reflecting largely fixed costs and higher sales volumes.

Amortization Expense

Amortization costs were 6.2% of sales in 2006 and 4.7% in 2007. Amortization expense decreased from $512,000 to $438,000.

The decrease in amortization can be attributed improved operating performance and to the zero book value of some older assets

General and Administrative Costs

General and administrative costs were 8.8% of sales for 2007, a decrease of 0.7% versus 9.5% of sales in 2006. Costs increased from $781,000 in 2006 to $828,000 in the current period. This reflects conversion of the mainly Canadian dollar costs into US dollars at a higher exchange rate than that used in the prior year. Underlying costs were $12,000 lower than the prior year. The $47,000 increase versus 2006 is comprised of:

US$
Decrease in costs of Vancouver office	12,000
Exchange rate applied to Vancouver office costs	(59,000)
Total increase in G&A costs versus 2005	(47,000)

Loss on foreign exchange

For the thirteen weeks ended April 1, 2007, the Company recorded a loss on foreign exchange of $108,000 (2006 – $9,000 loss). This reflects the conversion into US dollars of the Company’s CDN$14,959,000 of Canadian dollar denominated debt, including preferred shares, at a slightly weaker rate than at year end 2006.

Interest on Long-Term Debt

Interest on long-term debt was $706,000 for the thirteen weeks ended April 1, 2007, compared to $715,000 in 2006.

Loss Before Taxes

The Company generated a loss before income taxes of $315,000 for the thirteen weeks ended April 1, 2007 compared to a loss of $540,000 for 2006. The current year loss includes a loss on foreign exchange of $108,000 (2006 – $9,000 loss) and interest costs of $706,000 (2006 – $715,000).

Income Taxes

The Company recorded income taxes of $49,000 for the thirteen weeks ended April 1, 2007 (2006 - $60,000), representing state taxes which are payable in the US.

Net Loss

For the thirteen weeks ended April 1, 2007, the Company generated a net loss of $364,000 compared to a net loss of $600,000 for the thirteen week period ended March 26, 2006. The current year loss includes a loss on foreign exchange of $108,000 (2006 – $9,000 loss), and interest costs of $706,000 (2006 – $715,000). Losses per common share for the current period were $0.06, versus a loss per common share of $0.10 in 2006. The weighted average number of common shares outstanding increased from 5,906,134 in 2006 to 6,052,369 in 2007 for the current year, reflecting the purchase of common shares by Management during 2006 in accordance with the Company’s funding agreements.

Market Risk – Foreign Exchange

The Company’s functional and reporting currency is US dollars. The Company generates approximately CDN$3,000,000 of operating cash flow from its Canadian restaurants each year. These cash flows are generated in Canadian dollars. Offsetting this, the Company incurs approximately CDN$3,100,000 of general and administrative expenses, and approximately CDN$600,000 interest on long-term debt in Canadian dollars.

The Company’s reported earnings are, therefore, subject to exchange rate fluctuations on the approximately CDN$700,000 net cash outflow in Canadian dollars each year.

Also, as noted above, the Company’s reported earnings include gains/losses on foreign exchange, which largely reflect revaluation of the Company’s approximately CDN$14,959,000 of long-term debt.

Seasonality

The Company experienced strong sales and profit performance in the second quarter of 2006, reflecting the interest created by the FIFA World Cup in Germany.

The first quarter of the year continues to be the Company’s weakest trading period, but the closure in late 2005 of two Canadian stores with a heavier bias towards summer trading has resulted in a flatter seasonal profile for 2006 and 2007.

Critical accounting policies

(1) Impairment of Long-Lived Assets

In line with the recommendations of the CICA, the Company compares annually the valuation of the long-lived assets at each of its locations with the cash flows that operation is expected to generate until the end of the lease for that location, or next break option if earlier.

Where asset valuations exceed expected cash flows, an impairment charge, representing the difference between the asset valuation and the discounted value of expected future cash flows, is made.

If the Company becomes aware of a material change in circumstances between annual comparisons, the Company reviews the need for further impairment charges on a quarterly basis.

The Company conducted a full review for the year ended December 31, 2006 and concluded that no further provisions for the impairment of long-lived assets were required as at December 31, 2006.

The Company has determined that this position is unchanged as at April 1, 2007.

(2) Future income taxes

The Company has calculated, as at April 1, 2007, the following values for future income tax benefits:

US $000	FIT	Valuation	FIT
	Benefit	Allowance	Asset
Tax benefit of non-capital loss carry forwards	3,055	(926)	2,129
Tax benefit of capital loss carry forwards	1,160	(1,160)	0
Fixed asset values for tax purposes in excess of book values	950	(354)	596

	5,165	(2,440)	2,725

The Company has applied 25% valuation allowances against its US operations and a 50% valuation allowance against its Canadian operations. The Company considers these valuation allowances to be appropriate. The Company has applied a 100% valuation allowance against its group function, since at current business volumes this entity does not generate taxable profits.

In addition, the Company has $3,401,000 of net capital losses, against which a 100% valuation allowance has been applied.

Liquidity and Capital Resources

(1)	Arrangement Agreement with Repechage Restaurant Group Ltd.

On January 22, 2007, the Company entered into a definitive Arrangement Agreement (the Arrangement Agreement”) with Repechage Restaurant Group Ltd. (“RRG”), a company incorporated under the laws of Canada. RRG is a wholly-owned subsidiary of Repechage Investments Limited (“Repechage”).

Repechage is a closely-held investment company incorporated under the laws of Newfoundland and Labrador. It holds investments in the transportation, service and real estate sectors.

Pursuant to the Arrangement Agreement and the Plan of Arrangement, on the Effective Date:

(a) Each of the holders of the Company’s Common Shares will transfer his Common Shares to RRG for US$0.7982 for each Common Share held;

(b) Each of the holders of the Company’s Preferred Shares will transfer his Preferred Shares to RRG for US$2.3946 for each Preferred Share held;

(c) Each of the holders of Warrants to acquire Common Shares and Preferred Shares in the Company will transfer his Warrants to RRG at a price equal to the amount by which the applicable per share consideration exceeds the warrant exercise price;

(d) All options to acquire shares in the Company will be terminated; and

(e) Lenders and Noteholders will be paid all amounts owing under the Notes held by them, and the Notes will be discharged.

On the Effective Date of the Arrangement, April 20, 2007, the Company became a direct, wholly-owned subsidiary of RRG and an indirect wholly-owned subsidiary of Repechage.

The Plan of Arrangement provides that holders of Common Shares in the Company will be granted a right of dissent in accordance with the dissent provisions of the British Columbia Act.

(2)	Prior Financing Agreements

On December 17, 2004, the Company entered into a series of financing agreements. The transactions resulted in the raising of CDN$5,000,000 (US$4,288,000) for the purposes of opening new Elephant & Castle restaurants and refurbishing existing Elephant & Castle restaurants.

During 2005, the Company invested US$4,685,000 in the building of its second restaurant in Chicago, IL and its first restaurant in Washington, DC, both of which opened in the spring of 2005.

As at December 31, 2006, the Company had invested US$2,500,000 in the building of its third restaurant in Chicago, IL which opened at the end of November 2006.

The Company’s remaining cash balance as at December 31, 2006 was US$507,000. This balance will allow the Company to continue its planned refurbishment and to maintain current operations. The Company expects to generate sufficient cash from its existing and new stores to be able to continue its expansion program in 2007.

As a result of the December 17, 2004 funding arrangements, the structure of the Company’s pre-existing debt and equity were substantially altered, as described below.

(a) Transactions with GE Investment Private Placement Partners II ("GEIPPPII")

In consideration for the surrender of US$3,900,000 of the existing Senior Notes, the surrender of US$5,000,000 of the existing Junior Notes and the exchange of US$1,209,000 of accrued interest on these Notes the Company issued US$4,204,000 of new Secured Notes, 3,653,972 of CDN$2 (US$1.72) Preferred Shares and a warrant to purchase 1,750,000 Common Shares. The Secured Notes bear interest at 14%, which was deferred until payments commenced in March 2007, except in certain circumstances and are fully repayable on December 18, 2009. The Preferred Shares accrue a cumulative annual dividend of 6%, payable only when the debt owing to Crown and the Secured Notes are repaid in full. The Preferred Shares are redeemable at the Company's option at 100% of redemption principal plus a redemption premium of up to 50% of the principal amount. The premium shall accrue at 10% per year or part thereof. Unless redeemed earlier, the Preferred Shares are automatically convertible, subject to the Company achieving an EBITDA target of US$3,500,000, at the rate of three Common Shares for every Preferred Share. The warrants are exercisable for a period of ten years at a price of CDN$0.667 (US$0.572) per share. The Notes were paid in full and the preferred shares redeemed pursuant to the Arrangement Agreement.

(b) Transactions with Crown

The Company has entered into a credit agreement with Crown, pursuant to which it borrowed CDN$5,000,000 (US$4,288,000). The loan bears interest at the rate of 12% per annum. Interest is payable monthly and monthly principal payments of CDN$40,000 (US$34,000) commence in December 2006, rising to CDN$60,000 (US$51,000) in December 2007 and CDN$100,000 (US$86,000) in December 2008, with the balance of CDN$2,600,000 (US$2,230,000) repayable by December 17, 2009. In connection with the making of the loan, Crown received a first secured position over all of the Company's assets and properties, including the capital stock of the subsidiary companies, in respect of the loan indebtedness. Additionally, the Company granted Crown a warrant to purchase 1,049,301 Common Shares of the Company and 730,794 Preferred Shares of the Company for one hundred Canadian dollars, representing 15% of the outstanding shares of both classes of shares and a further warrant to purchase 350,000 Common Shares. These further warrants are exercisable for a period of ten years at a price of CDN$0.667 (US$0.572) per share. The loan were discharged and the warrants transferred to RRG pursuant to the Arrangement Agreement.

(c) Transactions with Management

The Company has entered into an agreement with the three senior managers of the Company ("Management"), whereby Management has committed to purchase for CDN$265,000 (US$227,000), over a period of 18 months, 699,534 Common Shares and 487,196 Preferred Shares, representing 10% of the outstanding shares of both classes of shares. Management has made an initial payment of CDN$115,000 (US$99,000). In connection with this purchase, Management have also been issued a warrant for the purchase of an additional 5% of both classes of shares for CDN$133,000 (US$114,000), which will be transferred to RRG pursuant to the Arrangement Agreement.

(d) Agreements between investors

GEIPPPII and Crown have entered into an inter-creditor agreement, which establishes the seniority of the Crown Security and the subordination of the GEIPPPII Security over the assets of the Company.

GEIPPPII, Crown and Management have entered into an inter-shareholder agreement. Under this agreement all parties agree to appoint two GEIPPPII nominees, one Crown nominee and one Management nominee to the board of directors of the Company. Additionally the parties have agreed conditions and entitlements associated with the sale or transfer of their shares.

The terms of the 8% convertible, subordinated notes of the Company issued in 2000 ("Delphi Financing") have been amended such that the coupon has been increased to 9.25% . Repayment re-commenced in March 2007 and the balance will be paid off pursuant to the Arrangement Agreement.

(e) Accounting treatment of Preferred Shares

Holders of Preferred Shares have the ability to require redemption of their shares at a future date at a predetermined price. In accordance with CICA handbook sections 3860.20 and 3860.22 and with EIC 149, the Preferred Shares have been recorded as long-term debt at CDN$2 (US$1.72) per share, with dividends earned on the shares recorded as interest expense. In addition, redemption premiums accrued from the date of issue have been added to long-term debt. All warrants issued for the purchase of Preferred Shares are treated as a liability. Accordingly, no stock-based compensation expense was recorded for the issue of these warrants.

DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (CDN GAAP AND US GAAP)

The Company prepares its financial statements in accordance with Canadian GAAP. (The reader is referred to note 7 of the Notes to Consolidated Financial Statements for the thirteen weeks ended April 1, 2007 for additional explanation.) The financial statements, if prepared in accordance with US GAAP, would have differed as follows:

Net loss for the thirteen weeks ended April 1, 2007 would have been reduced by $68,000, comprised of the amortization of leasehold improvements for stores opened prior to 1993 which, under Canadian GAAP, are amortized over the term of the lease plus two renewals, but which under US GAAP are amortized over the term of the lease only, and pre-opening costs which would have been expensed in 2006 under US GAAP. Net loss for the thirteen weeks ended March 26, 2006 would have decreased by $155,000, comprised of the amortization of leasehold improvements for stores opened prior to 1993 which, under Canadian GAAP, are amortized over the term of the lease plus two renewals, but which under US GAAP are amortized over the term of the lease only, and pre-opening costs which would have been expensed in 2005 under US GAAP as incurred but which are amortized over 12 months from the opening of the new store under Canadian GAAP. The impact of these adjustments would reduce the net loss per share in the thirteen weeks ended April 1, 2007 to $0.05 and would decrease the net loss per share in the thirteen weeks ended March 26, 2006 from $0.10 under Canadian GAAP to a loss of $0.08 under US GAAP.

Shareholders’ deficit at April 1, 2007 would increase by $107,000 from a deficit of $6,440,000 under Canadian GAAP to a deficit of $6,547,000 under US GAAP. Shareholders’ deficit at December 26, 2006 would increase by $195,000 from a deficit of $6,374,000 under Canadian GAAP to a deficit of $6,569,000 under US GAAP.

SELECTED FINANCIAL INFORMATION

8 quarter selected financial history
US$000 except per share information which is stated in US$
					12 months
CDN GAAP	Quarter ended:				ended
	4/1/2007	12/31/2006	9/24/2006	6/25/2006	4/1/2007
Revenue	$9,372	$10,168	$8,767	$9,135	$37,442
Income (loss) from Restaurant Operations	$1,327	$1,690	$1,277	$1,391	$5,686
Per share	$0.22	$0.28	$0.21	$0.23	$0.94
Diluted per share	$0.10	$0.13	$0.10	$0.11	$0.45
Earnings (loss) before income taxes	$(315)	$619	$(198)	$(695)	$(588)
Per share	$(0.05)	$0.10	$(0.03)	$(0.12)	$(0.10)
Diluted per share	n/a	$0.05	n/a	n/a	n/a
Net income (loss)	$(364)	$1,223	$(216)	$(743)	$(101)
Per share	$(0.06)	$0.20	$(0.04)	$(0.12)	$(0.02)
Diluted per share	n/a	$0.10	n/a	n/a	n/a
Total assets	$16,683	$16,968	$14,805	$14,845	$16,683
Shareholders' equity (deficit)	$(6,440)	$(6,077)	$(7,300)	$(7,102)	$(6,440)
Long term debt	$19,135	$18,814	$19,114	$18,628	$19,135
Cash dividend per share	$-	$-	$-	$-	$-

Elephant & Castle Group Inc.
US$000 except per share information which is stated in US$
					12 months
CDN GAAP	Quarter ended:				ended
	3/26/2006	12/25/2005	9/25/2005	6/26/2005	3/26/2006
Revenue	$8,243	$9,065	$8,927	$8,081	$34,315
Income (loss) from Restaurant Operations	$965	$1,000	$689	$831	$3,485
Per share	$0.16	$0.17	$0.12	$0.15	$0.60
Diluted per share	$0.08	$0.08	$0.06	$0.07	$0.28
Earnings (loss) before income taxes	$(540)	$(372)	$(1,285)	$(594)	$(2,792)
Per share	$(0.09)	$(0.06)	$(0.22)	$(0.10)	$(0.48)
Diluted per share	n/a	n/a	n/a	n/a	n/a
Net income (loss)	$(600)	$(557)	$(1,294)	$(611)	$(3,062)
Per share	$(0.10)	$(0.10)	$(0.22)	$(0.11)	$(0.53)
Diluted per share	n/a	n/a	n/a	n/a	n/a
Total assets	$14,406	$14,682	$14,623	$15,108	$14,406
Shareholders' equity (deficit)	$(6,374)	$(5,795)	$(5,260)	$(3,994)	$(6,374)
Long term debt	$17,712	$17,348	$16,470	$15,687	$17,712
Cash dividend per share	$-	$-	$-	$-	$-

8 quarter selected financial history
US$000 except per share information which is stated in US$
					12 months
US GAAP	Quarter ended:				ended
	4/1/2007	12/31/2006	9/24/2006	6/25/2006	4/1/2007
Revenue	$9,185	$9,950	$8,583	$8,952	$36,671
Income (loss) from Restaurant Operations	$1,388	$1,577	$1,300	$1,479	$5,744
Per share	$0.23	$0.26	$0.22	$0.25	$0.95
Diluted per share	$0.11	$0.12	$0.10	$0.12	$0.45
Earnings (loss) before income taxes	$(247)	$520	$(167)	$(603)	$(496)
Per share	$(0.04)	$0.09	$(0.03)	$(0.10)	$(0.08)
Diluted per share	n/a	$0.04	n/a	n/a	n/a
Net income (loss)	$(296)	$1,125	$(185)	$(651)	$(8)
Per share	$(0.05)	$0.19	$(0.03)	$(0.11)	$(0.00)
Diluted per share	n/a	$0.09	n/a	n/a	n/a
Total assets	$14,858	$15,049	$13,058	$12,956	$14,858
Shareholders' equity (deficit)	$(6,547)	$(6,248)	$(7,373)	$(7,206)	$(6,548)
Long term debt	$17,470	$17,152	$17,461	$16,910	$17,470
Cash dividend per share	$-	$-	$-	$-	$-

Elephant & Castle Group Inc.
US$000 except per share information which is stated in US$
					12 months
US GAAP	Quarter ended:				ended
	3/26/2006	12/25/2005	9/25/2005	6/26/2005	3/26/2006
Revenue	$8,054	$8,891	$8,767	$7,943	$33,655
Income (loss) from Restaurant Operations	$1,113	$1,346	$748	$546	$3,753
Per share	$0.19	$0.23	$0.13	$0.10	$0.65
Diluted per share	$0.09	$0.11	$0.06	$0.04	$0.31
Earnings (loss) before income taxes	$(385)	$(38)	$(1,204)	$(883)	$(2,510)
Per share	$(0.07)	$(0.01)	$(0.21)	$(0.15)	$(0.43)
Diluted per share	n/a	n/a	n/a	n/a	n/a
Net income (loss)	$(445)	$(223)	$(1,212)	$(900)	$(2,780)
Per share	$(0.08)	$(0.04)	$(0.21)	$(0.16)	$(0.48)
Diluted per share	n/a	n/a	n/a	n/a	n/a
Total assets	$12,369	$12,454	$11,913	$12,396	$12,369
Shareholders' equity (deficit)	$(6,569)	$(6,146)	$(5,944)	$(4,760)	$(6,569)
Long term debt	$15,931	$15,511	$14,492	$13,777	$15,931
Cash dividend per share	$-	$-	$-	$-	$-